Exhibit 99.1

    FINANCIAL FEDERAL CORPORATION REPORTS THIRD QUARTER RESULTS

NEW YORK, NY: June 2, 2009 - Financial Federal Corporation (NYSE: FIF) today announced results for its third quarter ended April 30, 2009. Net income for the quarter decreased by 19% to $10.3 million from $12.7 in the third quarter of fiscal 2008. Net income decreased because of lower average receivables and higher non-performing assets. Diluted earnings per share decreased by 20% to $0.41 from $0.51. Finance receivables originated during the quarter were $77 million compared to $232 million in the third quarter of fiscal 2008.

For the first nine months of fiscal 2009 and 2008, net income was $34.3 million and $37.9 million, respectively, a 10% decrease. Diluted earnings per share also decreased by 10% to $1.37 from $1.52. Finance receivables originated were $428 million in 2009 compared to $715 million in 2008. Finance receivables outstanding decreased to $1.68 billion at April 30, 2009 from $1.94 billion at July 31, 2008.

Results for the first nine months of fiscal 2009 include a $1.0 million after-tax gain on retirement of debt. The Company purchased $42.3 million of its convertible debentures in the open market for $40.6 million. Without this after-tax gain, net income decreased by 12% to $33.3 million and diluted earnings per share decreased by 13% to $1.33. The amounts of net income and diluted earnings per share excluding the $1.0 million after-tax debt retirement gain are non-GAAP financial measures and are presented because the Company believes they will be useful to investors because they provide consistency and comparability with the prior period's operating results and a better understanding of the changes and trends in the Company's operating results.

Paul R. Sinsheimer, CEO, commented: "Business conditions have been extraordinarily difficult. New business opportunities fell to historic lows as the uncertainties surrounding the direction of the economy continued. Our traditional funding sources have been struggling to survive while the government became more involved in determining their future. Given these conditions and events, I am proud of the outstanding effort put forth by our entire team that limited net charge-offs for the quarter to 45 basis points and that generated a 10% ROE with a leverage below 3x. We will continue to focus on the disciplines that have enabled the Company to avoid the problems that many other financial services companies are experiencing."

Steven F. Groth, CFO, added: "Our liquidity increased to $474.0 million during the quarter. In April 2009, we obtained a new $100.0 million securitization conduit facility and we repaid the remaining $132.7 million of convertible debentures. Asset quality continues to hold up with net charge-offs slightly below last quarter's amount and increases in non-performing assets and delinquencies in line with expectations."

Financial Highlights
  * Net interest margin improved to 6.14% in the third quarter from 5.79% in the third quarter of fiscal 2008, the net yield on our finance receivables decreased to 8.82% from 9.21% and our cost of debt decreased to 3.75% from 4.44% because of lower short-term market interest rates.
  * The provision for credit losses increased to $2.0 million in the third quarter from $1.5 million in the third quarter of fiscal 2008 because we increased the allowance for credit losses due to higher levels of net charge-offs, non-performing assets and delinquencies.
  * Salaries and other expenses increased by 6% to $7.4 million in the third quarter from $6.9 million in the third quarter of fiscal 2008 mostly because a lower percentage of salary costs were deferred due to the decrease in receivables originated. The efficiency ratios were 28.0% and 23.7% and the expense ratios were 1.72% and 1.38%.
  * Return on equity decreased to 9.6% in the third quarter from 13.0% in the third quarter of fiscal 2008 and leverage is 30% lower at 2.7 at April 30, 2009 from 3.9 at April 30, 2008.

Asset Quality
Asset quality has been declining for more than a year because of recessionary economic conditions but remained acceptable in the third quarter of fiscal 2009:
  * Net charge-offs were $1.9 million or 0.45% (annualized) of average finance receivables compared to $2.0 million or 0.44% in the second quarter of fiscal 2009 and $1.0 million or 0.19% in the third quarter of fiscal 2008.
  * Non-performing assets were 3.69% of total finance receivables at April 30, 2009 compared to 2.97% at January 31, 2009 and 2.01% at April 30, 2008.
  * Delinquent receivables (60 days or more past due) were 2.66% of total receivables at April 30, 2009 compared to 1.47% at January 31, 2009 and 1.14% at April 30, 2008.
  * The allowance for credit losses was 1.48% of receivables at April 30, 2009 compared to 1.38% at January 31, 2009 and 1.23% at April 30, 2008.

Net charge-offs were $5.4 million or 0.39% (annualized) of average finance receivables in the first nine months of fiscal 2009 compared to $2.0 million or 0.13% in the first nine months of fiscal 2008.


Conference Call
The Company will host a conference call June 3, 2009 at 11:00 a.m.
(ET) to discuss its third quarter results. The call can be listened to on the Company's website www.financialfederal.com (click on Investor Relations).


About Financial Federal
Financial Federal Corporation is an independent financial services company specializing in financing construction, road transportation and refuse equipment through installment sales and leasing programs for dealers, manufacturers and end users nationwide. Please visit www.financialfederal.com for more information.


This press release contains certain "forward-looking" statements concerning the Company's expectations. Actual results could differ materially from those contained in the forward-looking statements because they involve risks, uncertainties and assumptions. Information about risk factors that could cause actual results to differ materially is included in the Company's Annual Report on Form 10-K for the year ended July 31, 2008. Risk factors include (i) an economic slowdown (ii) the inability to collect finance receivables and the sufficiency of the allowance for credit losses (iii) the inability to obtain capital or maintain liquidity (iv) rising short-term market interest rates and adverse yield curve changes
(v) increased competition (vi) the inability to retain key employees and (vii) adverse conditions in the construction and road transportation industries. The Company is not obligated to update or revise forward-looking statements for subsequent events or circumstances.


CONTACT:  Steven F. Groth, Chief Financial Officer
          (212) 599-8000



              CONSOLIDATED UNAUDITED INCOME STATEMENTS
              (In thousands, except per share amounts)

=====================================================================
                              Three months ended    Nine months ended
                                       April 30,            April 30,
---------------------------------------------------------------------
                                  2009      2008       2009      2008
=====================================================================
Finance income                 $37,587   $46,361   $121,193  $144,665
Interest expense                11,424    17,239     39,742    59,847
---------------------------------------------------------------------
Net finance income before
  provision for credit losses
  on finance receivables        26,163    29,122     81,451    84,818
Provision for credit losses
  on finance receivables         2,000     1,500      5,500     2,700
---------------------------------------------------------------------
   Net finance income           24,163    27,622     75,951    82,118
Gain on debt retirement              -         -      1,588         -
Salaries and other expenses     (7,338)   (6,922)   (21,744)  (20,283)
---------------------------------------------------------------------
   Income before income taxes   16,825    20,700     55,795    61,835
Provision for income taxes       6,520     8,008     21,513    23,893
---------------------------------------------------------------------
     NET INCOME                $10,305   $12,692   $ 34,282  $ 37,942
=====================================================================
Earnings per common share:
     Diluted                     $0.41     $0.51      $1.37     $1.52
     Basic                       $0.42     $0.52      $1.39     $1.55
=====================================================================
Number of shares used:
     Diluted                    25,167    24,689     25,066    24,947
     Basic                      24,724    24,359     24,623    24,459
=====================================================================


           CONDENSED CONSOLIDATED UNAUDITED BALANCE SHEETS
                           (In thousands)

=====================================================================
                                April 30,      July 31,     April 30,
                                     2009          2008          2008
=====================================================================
ASSETS
Finance receivables            $1,679,811    $1,940,792    $2,011,253
Allowance for credit losses       (24,899)      (24,769)      (24,677)
---------------------------------------------------------------------
   Finance receivables - net    1,654,912     1,916,023     1,986,576
Cash                                7,451         8,232        10,987
Other assets                       20,476        18,613        14,875
---------------------------------------------------------------------
TOTAL ASSETS                   $1,682,839    $1,942,868    $2,012,438
=====================================================================
LIABILITIES
Debt                           $1,198,000    $1,467,000    $1,556,000
Accrued interest, taxes and
  other liabilities                40,895        60,996        55,286
---------------------------------------------------------------------
   Total liabilities            1,238,895     1,527,996     1,611,286

STOCKHOLDERS' EQUITY              443,944       414,872       401,152
---------------------------------------------------------------------
TOTAL LIABILITIES AND EQUITY   $1,682,839    $1,942,868    $2,012,438
=====================================================================